Exhibit (a)(5)(ii)

AVAGO TECHNOLOGIES LIMITED SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES OF PLX TECHNOLOGY, INC. – ACQUISITION TO CLOSE TODAY

SINGAPORE – August 12, 2014 – Avago Technologies Limited (“Avago”) (NASDAQ: AVGO), a leading semiconductor device supplier to the enterprise storage, wired, wireless and industrial end markets, announced today that it has completed the tender offer by Avago, its indirect wholly-owned subsidiary, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), and Parent’s wholly-owned subsidiary, Pluto Merger Sub, Inc., to acquire outstanding shares of common stock of PLX Technology, Inc. (NASDAQ: PLXT), a leader in PCI Express silicon and software connectivity solutions. Avago expects to complete the acquisition of PLX today through a merger under Delaware law. Upon the completion of the merger, PLX will become a wholly-owned subsidiary of Avago, and PLX’s shares will cease to be traded on the NASDAQ Stock Market.

Result of Offer and Effectiveness of Merger

As of the expiration of the offer at 12:00 midnight New York City time on August 11, 2014, a total of 40,993,851 shares had been validly tendered and not withdrawn, representing approximately 80.3% of the outstanding shares of common stock of PLX on a fully diluted basis. All such shares have been accepted for payment and payment for such shares will be made promptly in accordance with the terms of the tender offer.

Upon the effectiveness of the merger, which will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, each of the PLX shares issued and outstanding immediately prior to the merger will be converted into the right to receive the same price of $6.50 per share in cash, without interest and subject to any withholding of taxes required by applicable law, that is payable in the tender offer (except as provided in the merger agreement with respect to shares owned by Parent, PLX or their respective subsidiaries, or with respect to shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such shares in accordance and full compliance with Delaware law).

ABOUT AVAGO

Avago Technologies Limited (NASDAQ: AVGO) is a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products and complex digital and mixed signal CMOS based devices. Avago’s product portfolio is extensive and includes thousands of products in four primary target markets: enterprise storage, wired infrastructure, wireless communications and industrial & other.

CAUTIONS REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago believes that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago or its businesses or operations. Further information on factors that could affect the Avago’s financial results is provided in documents filed by Avago with the Securities and Exchange Commission, including its most recent filings on Form 10-Q and Form 10-K.

Contact:

Ashish Saran

Investor Relations

+1 408-435-7400

investor.relations@avagotech.com